Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee

Medium-Term Senior Notes, Series D	$25,071,776.19	$985.32(1)

(1)	The filing fee of $985.32 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $137,754.41 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $985.32 is offset against the registration fee due for this offering and of which $136,769.09 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 2008-MTND248 Dated March 31, 2008

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

Medium-Term Notes, Series D

288,700 Equity LinKed Securities (ELKS®)

Citigroup Funding Inc.

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

12.30% Per Annum ELKS® Based Upon the Common Stock of Bunge Limited Due April 8, 2009
•

The ELKS will mature on April 8, 2009 and bear interest at the rate of approximately 12.30% per annum, payable quarterly in cash on July 8, 2008, October 8, 2008, January 9, 2009 and April 8, 2009 (maturity).

•

The amount you receive at maturity depends on (i) the closing price of Bunge Limited (“Bunge”) common stock on the third trading day before maturity (which we refer to as the final share price); and (ii) the exchange ratio (which is equal to 1 share of Bunge common stock for each ELKS of $86.8437 principal amount, subject to adjustment for a number of dilution events).

•

If the final share price is less than or equal to the initial share price of $86.8437, at maturity you will receive for each $86.8437 principal amount of ELKS cash in an amount equal to the product of (i) the exchange ratio and (ii) the final share price.

•	If the final share price is greater than the initial share price of $86.8437, at maturity you will receive for each $86.8437 principal amount of ELKS either:

o	cash in an amount equal to the product of (i) the exchange ratio and (ii) the final share price, if the final share price is less than or equal to the cap price of $108.5546; or

o	cash in an amount equal to the product of (i) the exchange ratio, (ii) the final share price and (iii) a ratio equal to the cap price divided by the final share price, if the final share price is greater than the cap price of $108.5546.

•

The ELKS are not principal protected. The payment that you receive at maturity for each ELKS may be less than the principal amount of each ELKS and could be zero. You will not in any case receive cash at maturity in an amount greater than the product of (i) the exchange ratio, (ii) the final share price and (iii) a ratio equal to the cap price divided by the final share price.

•	The ELKS will be issued in minimum denominations of $86.8437 and integral multiples of $86.8437.

•	We will not apply to list the ELKS on any exchange.

Investing in the ELKS involves a number of risks. See “ Risk Factors Relating to the ELKS” beginning on page PS-2.

The ELKS represent obligations of Citigroup Funding Inc. only and do not represent an obligation of or interest in Bunge or any of its affiliates. Bunge is not involved in any way in this offering and has not authorized, sponsored or consented to the issuance of the ELKS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ELKS or determined that this pricing supplement, the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ELKS are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The ELKS are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per ELKS	Total
Public Offering Price	$86.8437	$25,071,776.19
Underwriting Discount	$0.00	$0.00
Proceeds to Citigroup Funding Inc. (before expenses)	$86.8437	$25,071,776.19

We expect that delivery of the ELKS will be made against payment therefor on or about April 3, 2008.

Citi

RISK FACTORS RELATING TO THE ELKS

Because the terms of the ELKS differ from those of conventional debt securities in that the amount due at maturity will be based on the closing price of Bunge common stock on the third trading day before maturity, an investment in the ELKS entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of Bunge common stocks, and other events that are difficult to predict and beyond our control.

Your Investment in the ELKS May Result in a Loss if the Trading Price of Bunge Common Stock Declines

The amount you receive at maturity will depend on the closing price of Bunge common stock on the third trading day before maturity. As a result, the amount you receive may be less than the amount you paid for your ELKS. If on the third trading day before maturity the closing price of Bunge common stock is less than the initial share price of $86.8437, the payment you receive at maturity for each ELKS will be less than the price paid for each ELKS, and could be zero, in which case your investment in the ELKS will result in a loss, without taking into consideration any interest payable on the ELKS. This will be true even if the trading price of Bunge common stock exceeds the initial share price at one or more times after the date of this pricing supplement up to the third trading day before maturity.

The Appreciation on Your Investment in the ELKS Will Be Capped

As a result of the cap price, the ELKS provide less opportunity for equity appreciation than a direct investment in Bunge common stock. The cap price limits the portion of any appreciation in the value of Bunge common stock in which you will share to approximately 25% of the initial share price. If the value of Bunge common stock increases by more than approximately 25% during the term of the ELKS, the yield on the ELKS may be less than the yield on Bunge common stock or a similar security that was directly linked to Bunge common stock but was not subject to a cap on appreciation.

The Yield on the ELKS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The ELKS bear interest at the rate of approximately 12.30% per annum. As a result, if the closing price of Bunge common stock on the third trading day before maturity is less than the initial share price (resulting in your receiving a total amount at maturity that is less than the principal amount of your ELKS), the effective yield on the ELKS may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able To Sell Your ELKS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your ELKS in the secondary market will be affected by the supply of and demand for the ELKS, the value of Bunge common stock and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the ELKS of a change in a specific factor, assuming all other conditions remain constant.

Bunge Common Stock Price.    We expect that the market value of the ELKS will depend substantially on the amount, if any, by which the price of Bunge common stock changes from the initial share price of $86.8437. However, changes in the price of Bunge common stock may not always be reflected, in full or in part, in the market value of the ELKS. If you choose to sell your ELKS when the price of Bunge common stock exceeds the initial share price, you may receive substantially less than the amount that would be payable at maturity based on that price because of expectations that the price of Bunge common stock will continue to fluctuate between that time and the time when the amount you receive at maturity is determined. In addition, significant increases in the value of Bunge common stock are not likely to be reflected in the trading price of the ELKS because the amount you can receive at maturity for each ELKS is limited to cash in an amount equal to the product of (i) the exchange ratio, (ii) the closing price of Bunge common stock on the third trading day before maturity and (iii) a ratio equal to the cap price divided by the closing price of Bunge common stock on the third trading day before maturity. If you choose to sell your ELKS when the price of Bunge common stock is below the initial share price, you may receive less than the amount you originally invested.

The value of Bunge common stock will be influenced by Bunge’s results from operations and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the market segment of which Bunge is a part. Citigroup Funding’s hedging activities in Bunge common stock, the issuance of securities similar to the ELKS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of Bunge common stock.

Volatility of Bunge Common Stock.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of Bunge common stock changes during the term of the ELKS, the market value of the ELKS may decrease.

Events Involving Bunge.    General economic conditions and earnings results of Bunge and real or anticipated changes in those conditions or results may affect the market value of the ELKS. In addition, if the dividend yield on Bunge common stock increases, we expect that the market value of the ELKS may decrease because the value of any shares or cash you will receive at maturity will not reflect the value of such dividend payments. Conversely, if the dividend yield on Bunge common stock decreases, we expect that the market value of the ELKS may increase.

Interest Rates.    We expect that the market value of the ELKS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the ELKS may decrease, and if U.S. interest rates decrease, the market value of the ELKS may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the ELKS may trade at a value above or below that which would be expected based on the level of interest rates and the value of Bunge common stock the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of Bunge common stock during the period prior to the maturity of the ELKS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the ELKS.

Hedging Activities.    Hedging activities in Bunge common stock related to the ELKS by us or one or more of our affiliates will likely involve trading in Bunge common stock or in other instruments, such as options, swaps or futures based upon Bunge common stock. This hedging activity could affect the market price of Bunge common stock and therefore the market value of the ELKS. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the ELKS declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the market value of the ELKS. The ELKS are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the ELKS.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the ELKS attributable to another factor.

The Historical Performance of Bunge Common Stock Is Not an Indication of the Future Performance of Bunge Common Stock

The historical performance of Bunge common stock, which is included in this pricing supplement, should not be taken as an indication of the future performance of Bunge common stock during the term of the ELKS. Changes in the value of Bunge common stock will affect the trading price of the ELKS, but it is impossible to predict whether the value of Bunge common stock will rise or fall.

You Will Have No Rights Against Bunge

You will have no rights against Bunge, even though the market value of the ELKS is expected to depend primarily on the price of Bunge common stock.

Bunge is not in any way involved in this offering and has no obligations relating to the ELKS or to holders of the ELKS. In addition, you will have no voting rights and will receive no dividends or other distributions with respect to Bunge common stock.

The Amount You Receive at Maturity May Be Reduced Under Some Circumstances if Bunge Common Stock Is Diluted Because the Amount You Receive at Maturity Will Not Be Adjusted for All Events that Dilute Bunge Common Stock

The amount you receive at maturity is subject to adjustment for a number of events arising from stock splits and combinations, stock dividends, a number of other actions of Bunge that modify its capital structure and a number of other transactions involving Bunge, as well as for the liquidation, dissolution or winding up of Bunge. Moreover, in connection with certain limited reorganization events, we will have the right to call the ELKS. You should refer to the section “Description of the ELKS — Dilution Adjustments” in this pricing supplement. The amount you receive at maturity will not be adjusted for other events that may adversely affect the price of Bunge common stock, such as offerings of common stock for cash or in connection with acquisitions. Because of the relationship of the amount you receive at maturity to the price of Bunge common stock, these other events may reduce the amount you receive at maturity on the ELKS.

The ELKS Will Not Be Listed on a Major Stock Exchange; You May Not Be Able to Sell Your ELKS if an Active Trading Market for the ELKS Does Not Develop

The ELKS will not be listed on a major stock exchange and there is currently no secondary market for the ELKS. Citigroup Global Markets currently intends, but is not obligated, to make a market in the ELKS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the ELKS. If the secondary market for the ELKS is limited, there may be few buyers should you choose to sell your ELKS prior to maturity and this may reduce the price you receive.

The Market Value of the ELKS May Be Affected by Purchases and Sales of Bunge Common Stock or Derivative Instruments Related to Bunge Common Stock by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell Bunge common stock or derivative instruments relating to Bunge common stock for their own accounts in connection with their normal business practices. These transactions could affect the price of Bunge common stock and therefore the market value of the ELKS.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the ELKS, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to making certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

The United States Federal Income Tax Consequences of the ELKS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the ELKS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income with respect to the payment at maturity of the ELKS on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the ELKS in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this pricing supplement, and that such guidance could have retroactive effect.

DESCRIPTION OF THE ELKS

The description in this pricing supplement of the particular terms of the ELKS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

Interest

The ELKS bear interest at the rate of approximately 12.30% per annum, calculated on the basis of a 360-day year of twelve 30-day months. The coupon will be paid quarterly in cash on July 8, 2008, October 8, 2008, January 8, 2009, and April 8, 2009 (maturity). The coupon payment paid on the ELKS should be composed of an interest payment and payment of option premium. Approximately 24% of the total coupon payable on the notes will be characterized as interest and approximately 76% will be characterized as an option premium.

Interest will be payable to the persons in whose names the ELKS are registered at the close of business on the third Business Day preceding each interest payment date. If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on that interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Amount To Be Received at Maturity

The ELKS will mature on April 8, 2009. At maturity, you will receive for each ELKS you hold an amount described below.

Determination of the Amount To Be Received at Maturity

—

If the Final Share Price is less than or equal to the Initial Share Price of $86.8437, at maturity you will receive for each $86.8437 principal amount of ELKS cash in an amount equal to the product of (i) the Exchange Ratio and (ii) the Final Share Price.

—	If the Final Share Price is greater than the Initial Share Price of $86.8437, at maturity you will receive for each $86.8437 principal amount of ELKS either:

¡	cash in an amount equal to the product of (i) the Exchange Ratio and (ii) the Final Share Price, if the Final Share Price is less than or equal to the Cap Price of $108.5546; or

¡

cash in an amount equal to the product of (i) the Exchange Ratio, (ii) the Final Share Price and (iii) a ratio equal to the Cap Price divided by the final share price, if the Final Share Price is greater than the Cap Price of $108.5546.

As a result, the value of Bunge common stock you receive at maturity for each ELKS may be less than the principal amount of each ELKS and could be zero. You will not in any case receive cash at maturity in an amount greater than the product of (i) the Exchange Ratio, (ii) the Final Share Price and (iii) a ratio equal to the Cap Price divided by the Final Share Price.

The “Initial Share Price” equals $86.8437.

The “Final Share Price” means the Closing Price of Bunge common stock on the Valuation Date and will not change even if the Closing Price of the Bunge common stock changes from the Valuation Date to maturity.

The “Exchange Ratio” equals 1 share of Bunge common stock for each ELKS of $86.8437 principal amount (subject to the dilution adjustments described below under “— Dilution Adjustments”).

The “Cap Price” equals $108.5546, approximately 125% of the Initial Share Price.

The “Valuation Date” means April 3, 2009, the third Trading Day before maturity.

The “Pricing Date” is March 31, 2008, the date of this pricing supplement.

A “Market Disruption Event” means the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, of accurate price, volume or related information in respect of (1) Bunge common stock (or any other security for which a Trading Price or Closing Price must be determined) on any exchange or market, or (2) any options contracts or futures contracts relating to Bunge common stock (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material.

A “Trading Day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States.

The “Trading Price” of Bunge common stock or any other capital stock on any date of determination will be (1) if the common stock or capital stock are listed on a national securities exchange on that date of determination, any reported sale price, regular way, of the principal trading session on that date on the principal U.S. exchange on which the common stock or capital stock are listed or admitted to trading, and (2) if the common stock or capital stock are not listed on a national securities exchange on that date of determination, or if the reported sale price on such exchange is not obtainable (even if the common stock or capital stock are listed or admitted to trading on such exchange), any reported sale price on the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Trading Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to three consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Trading Day prior to maturity. If no closing sale price or last reported sale price of the principal trading session is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Trading Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the common stock or capital stock obtained from as many dealers in such shares or stock (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service.

The “Closing Price” of Bunge common stock (or any other security for which a Closing Price must be determined) on any date of determination will be (1) if the common stock or other security are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal U.S. exchange on which the common stock or other security are listed or admitted to trading and (2) if the common stock or other security are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price is not obtainable (even if the common stock or other security are listed or admitted to trading on such exchange), the last quoted bid price for the common stock or other security in the over-the-counter market on that date as reported by the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Closing Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to three consecutive Trading Days on which a Market Disruption Event is occurring, but not past the third trading Day prior to maturity. If no closing sale price or last reported sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the common stock or other security obtained from as many dealers in such security (which may include Citigroup Global Markets or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service. If, during any period of ten Trading Days used to calculate the Then-Current Market Price, there occurs any event requiring an adjustment to be effected as described herein, then the Closing Price for each Trading Day in such period of ten Trading Days occurring prior to the day on which such adjustment is effected will be adjusted by being divided by the relevant dilution adjustment.

Dilution Adjustments

The Exchange Ratio will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount to be paid by Citigroup Funding to you. Citigroup Global Markets, as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If Bunge, after the date of this pricing supplement,

(1) pays a share dividend or makes a distribution with respect to its common stock in such shares of common stock (excluding any share dividend or distribution for which the number of shares of common stock paid or distributed is based on a fixed cash equivalent value,

(2) subdivides or splits its outstanding common stock into a greater number of shares,

(3) combines its outstanding common stock into a smaller number of shares, or

(4) issues by reclassification of its common stock any shares of other common stock of Bunge.

then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of common stock outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of other common stock of Bunge, and the denominator of which will be the number of common stock outstanding immediately before the event. The Initial Share Price and the Cap Price will also be adjusted in that case in the manner described below.

If Bunge, after the date of this pricing supplement, issues, or declares a record date in respect of an issuance of, rights or warrants to all holders of its common stock entitling them to subscribe for or purchase its common stock at a price per share less than the Then-Current Market Price of the common stock, other than rights to purchase common stock pursuant to a plan for the reinvestment of dividends or interest, then, in each case, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of common stock outstanding immediately before the adjustment is effected, plus the number of additional common stock offered for subscription or purchase pursuant to the rights or warrants, and the denominator of which will be the number of common stock outstanding immediately before the adjustment is effected by reason of the issuance of the rights or warrants, plus the number of additional common stock which the aggregate offering price of the total number of common stock offered for subscription or purchase pursuant to the rights or warrants would purchase at the Then-Current Market Price of the common stock, which will be determined by multiplying the total number of shares so offered for subscription or purchase by the exercise price of the rights or warrants and dividing the product obtained by the Then-Current Market Price. To the extent that, after the expiration of the rights or warrants, the common stock offered thereby have not been delivered, the Exchange Ratio will be further adjusted to equal the Exchange Ratio which would have been in effect had the adjustment for the issuance of the rights or warrants been made upon the basis of delivery of only the number of common stock actually delivered. The Initial Share Price and the Cap Price will also be adjusted in that case in the manner described below.

If Bunge, after the date of this pricing supplement, declares or pays a dividend or makes a distribution to all holders of the common stock of any class of its capital stock, the capital stock of one or more of its subsidiaries, evidences of its indebtedness or other non-cash assets, excluding any dividends or distributions referred to in the above paragraph and excluding any issuance or distribution to all holders of its common stock, in the form of Marketable Securities, of capital stock of one or more of its subsidiaries, or issues to all holders of its common stock rights or warrants to subscribe for or purchase any of its or one or more of its subsidiaries’ securities, other than rights or warrants referred to in the above paragraph, then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of one common stock, and the denominator of which will be the Then-Current Market Price of one common stock, less the fair market value as of the time the adjustment is effected of the portion of the capital stock, assets, evidences of indebtedness, rights or warrants so distributed or issued applicable to one common stock. The Initial Share Price and the Cap Price will also be adjusted in that case in the manner described below. If any capital stock declared or paid as a dividend or otherwise distributed or issued to all holders of Bunge common stock consists, in whole or in part, of Marketable Securities, then the fair market value of such Marketable Securities will be determined by the calculation agent by reference to the Trading Price of such capital stock. The fair market value of any other distribution or issuance referred to in this paragraph will be determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final.

Notwithstanding the foregoing, in the event that, with respect to any dividend or distribution to which the above paragraph would otherwise apply, the denominator in the fraction referred to in the above formula is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the above paragraph not be made and in lieu of this adjustment, the Trading Price of Bunge common stock on any Trading Day thereafter up to and including the Valuation Date will be deemed to be equal to the fair market value of the capital stock, evidences of indebtedness, assets, rights or warrants (determined, as of the date this dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or issued applicable to one common stock and, if the Final Share Price is less than or equal to the

Initial Share Price, or if the Final Share is greater than the Initial Share Price but less than or equal to the Cap Price, each holder of the ELKS will have the right to receive at maturity cash in an amount per ELKS equal to the Exchange Ratio multiplied by such fair market value.

If Bunge, after the date of this pricing supplement, declares a record date in respect of a distribution of cash, other than any Permitted Dividends described below, any cash distributed in consideration of fractional shares of common stock and any cash distributed in a Reorganization Event referred to below, by dividend or otherwise, to all holders of its common stock, or makes an Excess Purchase Payment, then the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of the common stock, and the denominator of which will be the Then-Current Market Price of the common stock on the record date less the amount of the distribution applicable to one share of common stock which would not be a Permitted Dividend, or, in the case of an Excess Purchase Payment, less the aggregate amount of the Excess Purchase Payment for which adjustment is being made at the time divided by the number of common stock outstanding on the record date. The Initial Share Price and the Cap Price will also be adjusted in that case in the manner described below.

For the purposes of these adjustments:

A “Permitted Dividend” is any cash dividend in respect of Bunge common stock, other than a cash dividend that exceeds the immediately preceding cash dividend, and then only to the extent that the per share amount of this dividend results in an annualized dividend yield on the common stock in excess of 10%.

An “Excess Purchase Payment” is the excess, if any, of (x) the cash and the value (as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) of all other consideration paid by Bunge with respect to one share of common stock acquired in a tender offer or exchange offer by Bunge, over (y) the Then-Current Market Price of the common stock.

Notwithstanding the foregoing, in the event that, with respect to any dividend, distribution or Excess Purchase Payment to which the sixth paragraph in this section would otherwise apply, the denominator in the fraction referred to in the formula in that paragraph is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the sixth paragraph in this section not be made and in lieu of this adjustment, the Trading Price of Bunge common stock on any Trading Day thereafter up to and including the Valuation Date will be deemed to be equal to the sum of the amount of cash and the fair market value of other consideration (determined, as of the date this dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or applied to the acquisition of the common stock in the tender offer or exchange offer applicable to one share of common stock and, if the Final Share Price is less than or equal to the Initial Share Price, or if the Final Share is greater than the Initial Share Price but less than or equal to the Cap Price, each holder of the ELKS will have the right to receive at maturity cash in an amount per ELKS equal to the Exchange Ratio multiplied by such sum.

If any adjustment is made to the Exchange Ratio as set forth above, an adjustment will also be made to the Initial Share Price and the Cap Price. The required adjustment will be made by dividing the Initial Share Price and the Cap Price by the relevant dilution adjustment.

If Bunge, after the date of this pricing supplement, issues or makes a distribution to all holders of its common stock of the capital stock of one or more of its subsidiaries, in each case in the form of Marketable Securities, and if the Final Share Price is less than or equal to the Initial Share Price, or if the Final Share is greater than the Initial Share Price but less than or equal to the Cap Price, then, in each of these cases, each holder of the ELKS will receive at maturity for each ELKS the cash value of a combination of Bunge common stock equal to the Exchange Ratio and a number of shares of such Bunge subsidiaries’ capital stock equal to the Exchange Ratio times the number of shares of such subsidiaries’ capital stock distributed per share of Bunge common stock. Following the record date for an event described in this paragraph, the “Trading Price” will equal the Trading Price of Bunge common stock, plus the Trading Price of such subsidiaries’ capital stock times the number of shares of such subsidiaries’ capital stock distributed per share of Bunge common stock. In the event a distribution pursuant to this paragraph occurs, following the record date for such distribution, the adjustments described in “—Dilution Adjustments” will also apply to such subsidiaries’ capital stock if any of the events described in “—Dilution Adjustments” occurs with respect to such capital stock.

Each dilution adjustment will be effected as follows:

•

in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of Bunge common stock entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by Bunge,

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction,

•

in the case of any Excess Purchase Payment for which Bunge announces, at or prior to the time it commences the relevant share repurchase, the repurchase price per share for shares proposed to be repurchased, on the date of the announcement, and

•	in the case of any other Excess Purchase Payment, on the date that the holders of the repurchased shares become entitled to payment in respect thereof.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Exchange Ratio will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by Bunge, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Exchange Ratio, the Initial Share Price and the Cap Price will be further adjusted to the Exchange Ratio, the Initial Share Price and the Cap Price which would then have been in effect had adjustment for the event not been made. If a Reorganization Event described below occurs after the occurrence of one or more events requiring an adjustment as described herein, the dilution adjustments previously applied to the Exchange Ratio will not be rescinded but will be applied to the Reorganization Event as provided for below.

The “Then-Current Market Price” of the common stock, for the purpose of applying any dilution adjustment, means the average Closing Price per share of common stock for the ten Trading Days immediately before this adjustment is effected or, in the case of an adjustment effected at the opening of business on the Business Day next following a record date, immediately before the earlier of the date the adjustment is effected and the related Ex-Date. For purposes of determining the Then-Current Market Price, the determination of the Closing Price by the calculation agent in the event of a Market Disruption Event, as described in the definition of Closing Price, may be deferred by the calculation agent for up to three consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Trading Day prior to maturity.

The “Ex-Date” relating to any dividend, distribution or issuance is the first date on which the common stock trade in the regular way on their principal market without the right to receive this dividend, distribution or issuance.

Subject to Citigroup Funding’s right to call the ELKS upon the occurrence of a Callable Reorganization Event, as described in the last four paragraphs of this section, in the event of any of the following “Reorganization Events”:

•

any consolidation or merger of Bunge, or any surviving entity or subsequent surviving entity of Bunge, with or into another entity, other than a merger or consolidation in which Bunge is the continuing corporation and in which the common stock outstanding immediately before the merger or consolidation are not exchanged for cash, securities or other property of Bunge or another issuer,

•	any sale, transfer, lease or conveyance to another corporation of the property of Bunge or any successor as an entirety or substantially as an entirety,

•	any statutory exchange of securities of Bunge or any successor of Bunge with another issuer, other than in connection with a merger or acquisition, or

•	any liquidation, dissolution or winding up of Bunge or any successor of Bunge,

the Trading Price of Bunge common stock on any Trading Day thereafter up to and including the Valuation Date will be deemed to be equal to the Transaction Value.

The “Transaction Value” will be the sum of:

(1) for any cash received in a Reorganization Event or a Callable Reorganization Event, the amount of cash received per share of common stock,

(2) for any property other than cash or Marketable Securities received in a Reorganization Event or a Callable Reorganization Event, an amount equal to the market value on the date the Reorganization Event is consummated, or, in the case of a Callable Reorganization Event, on the Effective Date, of that property received or to be received per share of common stock, as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final, and

(3) for any Marketable Securities received in a Reorganization Event or a Callable Reorganization Event, an amount equal to the Closing Price per share of these Marketable Securities on the applicable Trading Day multiplied by the number of these Marketable Securities received for each share of common stock.

“Marketable Securities” are any perpetual equity securities or debt securities with a stated maturity after the maturity date, in each case that are listed on a U.S. national securities exchange. The number of shares of any equity securities constituting Marketable Securities included in the calculation of Transaction Value pursuant to clause (3) above will be adjusted if any event occurs with respect to the Marketable Securities or the issuer of the Marketable Securities between the time of the Reorganization Event and maturity of the ELKS that would have required an adjustment as described above, had it occurred with respect to Bunge common stock or Bunge. Adjustment for these subsequent events will be as nearly equivalent as practicable to the adjustments described above.

If Bunge common stock has been subject to a Reorganization Event and, if the Final Share Price is less than or equal to the Initial Share Price, then each holder of the ELKS will have the right to receive per $86.8437 principal amount of ELKS (i) cash in an amount equal to the Exchange Ratio multiplied by the sum of clauses (1) and (2) in the definition of “Transaction Value” above and (ii) the number of Marketable Securities received for each share of stock in the Reorganization Event multiplied by the Exchange Ratio.

Citigroup Funding will have the right to call the ELKS at any time, in whole but not in part, for the Call Price described below, in the event that Bunge enters into a definitive agreement with respect to a Callable Reorganization Event. A Callable Reorganization Event is a Reorganization Event where the cash, securities (other than Marketable Securities) or other property to be received by Bunge has a market value on Effective Date greater than or equal to 25% of the Transaction Value (as defined above) on the Effective Date. The “Effective Date” is the date on which Bunge publicly announces its entry into a definitive agreement with respect to a Reorganization Event.

If Citigroup Funding elects to call the ELKS, no later than three Business Days after such Call Date, you will receive notice of the call, the Call Price to be paid and the exact call payment date, which will be no more than five Business Days after the Call Date. On the call payment date you will receive an amount per ELKS equal to the Call Price only. No accrued and unpaid interest will be paid on the ELKS if they are called prior to maturity. The Call Price per ELKS will be determined by multiplying $86.8437 by the applicable percentage listed in the following tables:

Closing Price of Bunge Common Stock on the Call Date	Monthly Call Dates
	3/31/08	4/30/08	6/2/08	6/30/08	7/31/08	9/2/08	9/30/08	10/31/08	12/1/08	12/31/08	2/2/09	3/2/09	4/3/09
52.11	70.01%	70.29%	70.79%	70.96%	68.05%	68.43%	68.57%	65.59%	65.86%	65.89%	62.86%	63.08%	63.08%
54.28	72.25%	72.56%	73.09%	73.29%	70.42%	70.84%	71.00%	68.06%	68.34%	68.39%	65.36%	65.58%	65.58%
56.45	74.44%	74.79%	75.36%	75.60%	72.77%	73.22%	73.42%	70.50%	70.82%	70.88%	67.86%	68.07%	68.08%
58.62	76.60%	76.98%	77.60%	77.87%	75.08%	75.58%	75.81%	72.93%	73.28%	73.36%	70.35%	70.57%	70.58%
60.79	78.71%	79.13%	79.79%	80.10%	77.35%	77.90%	78.17%	75.34%	75.73%	75.84%	72.85%	73.07%	73.08%
62.96	80.77%	81.23%	81.93%	82.29%	79.59%	80.19%	80.51%	77.73%	78.16%	78.31%	75.34%	75.57%	75.58%
65.13	82.77%	83.28%	84.02%	84.43%	81.78%	82.43%	82.81%	80.08%	80.57%	80.76%	77.83%	78.07%	78.08%
67.30	84.73%	85.28%	86.07%	86.52%	83.92%	84.63%	85.06%	82.40%	82.94%	83.20%	80.32%	80.57%	80.58%
69.47	86.65%	87.24%	88.08%	88.56%	86.02%	86.78%	87.27%	84.68%	85.29%	85.61%	82.79%	83.07%	83.07%
71.65	88.51%	89.14%	90.02%	90.55%	88.06%	88.89%	89.44%	86.91%	87.60%	88.00%	85.25%	85.56%	85.57%
73.82	90.30%	90.97%	91.90%	92.48%	90.05%	90.94%	91.55%	89.10%	89.87%	90.35%	87.70%	88.05%	88.07%
75.99	92.06%	92.77%	93.74%	94.36%	91.98%	92.93%	93.60%	91.24%	92.09%	92.66%	90.12%	90.54%	90.57%
78.16	93.76%	94.51%	95.52%	96.19%	93.87%	94.88%	95.60%	93.31%	94.25%	94.93%	92.51%	93.02%	93.07%
80.33	95.39%	96.18%	97.23%	97.96%	95.68%	96.75%	97.54%	95.33%	96.35%	97.14%	94.86%	95.48%	95.57%
82.50	96.99%	97.82%	98.91%	99.66%	97.43%	98.56%	99.42%	97.28%	98.39%	99.29%	97.16%	97.93%	98.07%
84.67	98.52%	99.38%	100.51%	101.30%	99.13%	100.31%	101.23%	99.17%	100.37%	101.37%	99.41%	100.34%	100.57%
86.84	100.00%	100.89%	102.06%	102.90%	100.78%	102.01%	102.97%	100.98%	102.27%	103.39%	101.59%	102.71%	103.07%
89.01	101.44%	102.36%	103.56%	104.43%	102.35%	103.63%	104.65%	102.73%	104.10%	105.33%	103.70%	105.02%	105.57%
91.19	102.80%	103.76%	104.99%	105.90%	103.86%	105.18%	106.26%	104.41%	105.85%	107.18%	105.72%	107.26%	108.07%
93.36	104.15%	105.13%	106.39%	107.32%	105.32%	106.69%	107.80%	106.01%	107.53%	108.96%	107.66%	109.42%	110.56%
95.53	105.41%	106.42%	107.71%	108.68%	106.71%	108.11%	109.28%	107.55%	109.13%	110.65%	109.50%	111.47%	113.06%
97.70	106.66%	107.70%	109.00%	109.98%	108.05%	109.48%	110.69%	109.01%	110.65%	112.25%	111.23%	113.41%	115.56%
99.87	107.82%	108.88%	110.21%	111.24%	109.34%	110.81%	112.03%	110.40%	112.09%	113.76%	112.86%	115.22%	118.06%
102.04	108.98%	110.06%	111.41%	112.42%	110.55%	112.04%	113.31%	111.71%	113.44%	115.17%	114.37%	116.90%	120.56%
104.21	110.05%	111.14%	112.51%	113.57%	111.72%	113.23%	114.52%	112.95%	114.71%	116.50%	115.78%	118.42%	123.06%
106.38	111.12%	112.23%	113.61%	114.67%	112.83%	114.36%	115.67%	114.13%	115.91%	117.74%	117.08%	119.81%	125.56%
108.55	112.11%	113.23%	114.62%	115.70%	113.89%	115.43%	116.76%	115.24%	117.04%	118.90%	118.29%	121.05%	128.06%
110.73	113.09%	114.22%	115.61%	116.72%	114.91%	116.46%	117.79%	116.29%	118.11%	119.98%	119.38%	122.14%	128.06%
112.90	114.00%	115.14%	116.55%	117.65%	115.85%	117.41%	118.77%	117.28%	119.09%	120.96%	120.36%	123.10%	128.06%
115.07	114.89%	116.04%	117.45%	118.57%	116.78%	118.35%	119.68%	118.19%	120.00%	121.87%	121.25%	123.92%	128.06%
117.24	115.74%	116.89%	118.31%	119.42%	117.63%	119.19%	120.54%	119.05%	120.85%	122.71%	122.06%	124.62%	128.06%
119.41	116.55%	117.70%	119.12%	120.25%	118.47%	120.02%	121.36%	119.86%	121.65%	123.49%	122.78%	125.22%	128.06%
121.58	117.34%	118.50%	119.92%	121.02%	119.23%	120.78%	122.13%	120.62%	122.38%	124.18%	123.41%	125.73%	128.06%
123.75	118.07%	119.23%	120.64%	121.77%	119.99%	121.52%	122.84%	121.32%	123.05%	124.82%	123.97%	126.14%	128.06%
125.92	118.80%	119.95%	121.36%	122.47%	120.67%	122.19%	123.52%	121.97%	123.68%	125.40%	124.47%	126.48%	128.06%
128.09	119.47%	120.63%	122.03%	123.14%	121.35%	122.86%	124.15%	122.59%	124.26%	125.93%	124.90%	126.75%	128.06%
130.27	120.12%	121.27%	122.66%	123.77%	121.96%	123.45%	124.74%	123.15%	124.78%	126.40%	125.28%	126.98%	128.06%
132.44	120.76%	121.91%	123.30%	124.38%	122.57%	124.04%	125.29%	123.68%	125.26%	126.83%	125.61%	127.16%	128.06%
134.61	121.34%	122.48%	123.85%	124.94%	123.11%	124.56%	125.82%	124.17%	125.71%	127.22%	125.90%	127.30%	128.06%
136.78	121.92%	123.05%	124.41%	125.50%	123.66%	125.08%	126.29%	124.62%	126.11%	127.56%	126.14%	127.41%	128.06%
138.95	122.46%	123.59%	124.94%	126.00%	124.14%	125.54%	126.75%	125.03%	126.48%	127.88%	126.36%	127.49%	128.06%
141.12	122.97%	124.09%	125.43%	126.50%	124.62%	125.99%	127.17%	125.43%	126.82%	128.15%	126.53%	127.56%	128.06%
143.29	123.48%	124.59%	125.91%	126.95%	125.06%	126.41%	127.56%	125.78%	127.13%	128.40%	126.69%	127.61%	128.06%
145.46	123.95%	125.05%	126.36%	127.39%	125.48%	126.80%	127.93%	126.11%	127.41%	128.62%	126.82%	127.65%	128.06%
147.63	124.39%	125.49%	126.78%	127.81%	125.88%	127.18%	128.27%	126.41%	127.66%	128.81%	126.93%	127.68%	128.06%
149.81	124.84%	125.92%	127.20%	128.19%	126.24%	127.51%	128.58%	126.69%	127.90%	128.99%	127.03%	127.70%	128.06%
151.98	125.24%	126.32%	127.58%	128.57%	126.60%	127.84%	128.88%	126.95%	128.11%	129.14%	127.10%	127.71%	128.06%
154.15	125.63%	126.70%	127.94%	128.91%	126.92%	128.14%	129.15%	127.18%	128.29%	129.28%	127.17%	127.73%	128.06%
156.32	126.02%	127.07%	128.29%	129.25%	127.24%	128.42%	129.41%	127.41%	128.47%	129.40%	127.23%	127.74%	128.06%
158.49	126.37%	127.41%	128.62%	129.56%	127.53%	128.69%	129.64%	127.60%	128.62%	129.51%	127.27%	127.74%	128.06%
160.66	126.71%	127.74%	128.93%	129.85%	127.80%	128.93%	129.86%	127.79%	128.77%	129.61%	127.31%	127.75%	128.06%
162.83	127.05%	128.06%	129.23%	130.14%	128.07%	129.16%	130.06%	127.96%	128.89%	129.69%	127.35%	127.75%	128.06%
165.00	127.36%	128.36%	129.52%	130.40%	128.31%	129.38%	130.25%	128.11%	129.01%	129.76%	127.37%	127.75%	128.06%
167.17	127.65%	128.64%	129.77%	130.65%	128.53%	129.57%	130.43%	128.25%	129.11%	129.82%	127.39%	127.76%	128.06%
169.35	127.94%	128.91%	130.03%	130.89%	128.76%	129.77%	130.59%	128.38%	129.21%	129.88%	127.41%	127.76%	128.06%
171.52	128.22%	129.18%	130.28%	131.11%	128.95%	129.94%	130.74%	128.50%	129.29%	129.93%	127.43%	127.76%	128.06%
173.69	128.47%	129.41%	130.49%	131.32%	129.14%	130.10%	130.88%	128.61%	129.36%	129.97%	127.44%	127.76%	128.06%

If the Call Date is not one of the monthly call dates listed above, the applicable Call Price will be based on the Call Price for the date listed above immediately preceding the Call Date and the date listed above immediately following the Call

Date. All determinations related to the call of the ELKS will be made by the calculation agent in its sole discretion, using commercially reasonable methods.

Redemption at the Option of the Holder; Defeasance

The ELKS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any ELKS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the ELKS will be determined by the calculation agent and will equal, for each ELKS, the amount to be received at maturity, calculated as though the maturity of the ELKS were the date of early repayment. See “— Determination of the Amount To Be Received at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the beneficial owner of an ELKS will not be permitted to make a claim for unmatured interest against the entity that becomes subject to a bankruptcy proceeding, and therefore, under Section 502(b) (2) of Title 11 of the United States Code, the claim of the beneficial owner of an ELKS will be capped at the cash equivalent of the amount to be received at maturity calculated as though the maturity date of the ELKS were the date of the commencement of the proceeding, plus an additional amount of interest accrued on the principal amount of ELKS at 12.30% per annum up to the date of the commencement of the proceeding.

In case of default in payment at maturity of the ELKS, the ELKS shall bear interest, payable upon demand of the beneficial owners of the ELKS in accordance with the terms of the ELKS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 3.50% per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.

Paying Agent, Trustee, and CUSIP

Citibank, N.A. will serve as paying agent and registrar for the ELKS and will also hold the global security representing the ELKS as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the ELKS.

The CUSIP number for the ELKS is 17313G860.

Calculation Agent

The calculation agent for the ELKS will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the ELKS. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the ELKS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the ELKS. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

BUNGE LIMITED

According to publicly available documents, Bunge is a global agribusiness and food company operating in the farm-to-consumer food chain. Bunge is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Bunge files reports (including its Annual Report on Form 10-K for the year ended December 31, 2007) and other information with the SEC. Bunge’s registration statements, reports and other information are available to the public from the SEC’s website at http://www.sec.gov and also may be inspected and copied at the SEC at the location listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of Bunge’s publicly available documents and has not made any due diligence investigation or inquiry of Bunge in connection with the offering of the ELKS. We make no representation that the publicly available information about Bunge is accurate or complete.

The ELKS represents obligations of Citigroup Funding and Citigroup Inc. only. Bunge is not involved in any way in this offering and has no obligation relating to the ELKS or to holders of the ELKS.

HISTORICAL DATA ON THE COMMON STOCK OF BUNGE LIMITED

The common stock of Bunge is listed on the New York Stock Exchange under the symbol “BG.” The following table sets forth, for each of the quarterly periods indicated, the high and the low sales prices for Bunge common stock, as reported on the New York Stock Exchange, as well as the cash dividends paid per share of common stock.

According to Bunge’s Annual Report on Form 10-K for the year ended December 31, 2007, as of February 21, 2008, there were 121,232,891 shares of common stock outstanding.

Holders of ELKS will not be entitled to any rights with respect to Bunge common stock (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

	High	Low	Dividend

2003
Quarter
First	27.4600	23.7800	0.1000
Second	30.5900	24.6000	0.1000
Third	31.1300	27.0000	0.1100
Fourth	33.3900	26.1100	0.1100
2004
Quarter
First	40.3500	32.8400	0.1100
Second	41.4300	33.9300	0.1100
Third	41.4500	36.8200	0.1300
Fourth	57.4500	38.6800	0.1300
2005
Quarter
First	58.1000	49.4000	0.1300
Second	65.2000	48.3400	0.1300
Third	67.9900	51.1000	0.1500
Fourth	57.8300	46.6500	0.1500
2006
Quarter
First	61.4000	49.8600	0.1500
Second	62.1900	47.2500	0.1500
Third	59.2700	49.7500	0.1600
Fourth	73.5400	57.3100	0.1600
2007
Quarter
First	85.6800	69.9100	0.1600
Second	84.7500	70.9700	0.1600
Third	107.7600	80.7300	0.1700
Fourth	125.5300	100.6400	0.1700
2008
Quarter
First	135.0000	84.7900	0.1700

The closing price of Bunge common stock on March 31, 2008 was $86.88.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary addresses the principal U.S. federal income tax consequences to initial holders of the ELKS who will hold the ELKS as capital assets. All references to “holders” are to beneficial owners of the ELKS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the ELKS as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the ELKS and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE ELKS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE ELKS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing an ELKS, Citigroup Funding and each holder, unless otherwise required by law, agree to treat the ELKS for U.S. federal income tax purposes as a capped cash-settled prepaid forward purchase contract with respect to the Bunge common stock, under the terms of which (a) at the time of issuance of the ELKS the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the ELKS to assure the fulfillment of the holder’s obligation described in clause (c) below, which deposit will unconditionally and irrevocably be applied at maturity to satisfy such obligation, (b) until maturity Citigroup Funding will be obligated to make payments on such deposit at a rate equal to the stated coupon rate on the ELKS and (c) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward purchase contract and Citigroup Funding will deliver to the holder the cash value of the Bunge common stock that the holder is entitled to receive at that time pursuant to the terms of the ELKS. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the ELKS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds and Hedging” in the accompanying prospectus.) Consistent with the above characterization, (i) amounts paid to Citigroup Funding in respect of the original issue of an ELKS will be treated as allocable in their entirety to the amount of the cash deposit attributable to such ELKS, and (ii) coupon payments made with respect to the ELKS will be characterized as ordinary income.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of an ELKS that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the ELKS (a “U.S. Holder”).

Under the characterization of the ELKS agreed to above, coupon payments made with respect to the ELKS will be includible annually in the income of a U.S. Holder as ordinary income in accordance with such holder’s method of accounting.

In addition, under the characterization of the ELKS agreed to above, at maturity or upon the sale or other taxable disposition of an ELKS, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition (to the extent such amount is not attributable to accrued but unpaid coupon payment, which will be taxed as ordinary income) and the U.S. Holder’s tax basis in the ELKS. A holder’s tax basis in an ELKS generally will equal the holder’s cost for that ELKS. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the ELKS for more than one year at disposition.

It is possible that the IRS could seek to characterize the ELKS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the ELKS, it is possible, for example, that the ELKS could be treated as including a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income from the ELKS could differ substantially from that described above.

It is also possible that future regulations or other IRS guidance would require you to accrue income with respect to the payment at maturity of the ELKS on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the ELKS in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the ELKS. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which include financial instruments similar to the ELKS) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Backup Withholding and Information Reporting

A U.S. Holder of an ELKS may be subject to information reporting and to backup withholding on certain amounts paid to the U.S. Holder unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding will be allowed as a credit against such U.S. Holder’s federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the ELKS.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $25,071,776.19 principal amount of ELKS (288,700 ELKS), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc.

Citigroup Funding will not apply to list the ELKS on any exchange.

In order to hedge its obligations under the ELKS, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the ELKS—The Market Value of the ELKS May Be Affected by Purchases and Sales of Bunge Common Stock or Derivative Instruments Related to Bunge Common Stock by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the ELKS, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part of all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement are true.

Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement, prospectus supplement and prospectus is accurate as of any date other than the date on the front of such document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

288,700 Equity LinKed

Securities (ELKS®)

Based Upon the Common Stock of

Bunge Limited

Due April 8, 2009

($86.8437 Principal Amount Per ELKS)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

March 31, 2008

(Including Prospectus Supplement Dated

April 13, 2006 and Prospectus Dated

March 10, 2006)

Citi